UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 28, 2024

DIRECT SELLING ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40831	86-3676785
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5800 Democracy Drive
Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

(214) 380-6020

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DSAQ.U	OTC
Class A common stock, par value $0.0001 per share	DSAQ	OTCQX® Best Market
Redeemable warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share.	DSAQ.W	OTC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into Material Definitive Agreements.

As previously disclosed, on January 17, 2024, Direct Selling Acquisition Corp., a Delaware corporation (the “DSAQ”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo (“IndiaCo”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (“Hunch Mobility”), and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of PubCo (“Merger Sub”, and together with DSAQ, IndiaCo, PubCo and Hunch Mobility, the “Parties” and each a “Party”).

As previously disclosed, on June 28, 2024, the Parties entered into an amendment to the Business Combination Agreement (the “BCA Amendment”). The BCA Amendment modified the “Termination Date” (i.e., the date on which either party could terminate the Business Combination Agreement, under the circumstances specified therein, if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to such date) to September 28, 2024.

Business Combination Agreement Amendment

On September 28, 2024, the Parties entered into an amendment to the Business Combination Agreement (the “Second BCA Amendment”). The Second BCA Amendment modifies the “Termination Date” to December 27, 2024.

The foregoing descriptions of the Second BCA Amendment are not complete and are subject to and qualified in their entirety by reference to the Second BCA Amendment. A copy of the Second BCA Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

2.1	Amendment to the Business Combination Agreement, dated as of September 28, 2024, by and among Direct Selling Acquisition Corp., Aeroflow Urban Air Mobility Private Limited, Hunch Technologies Limited, FlyBlade (India) Private Limited and HTL Merger Sub LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Additional Information about the Transaction and Where to Find It.

This Current Report on Form 8-K relates to the proposed business combination involving Hunch Mobility, PubCo, IndiaCo, and Merger Sub. In connection with the proposed business combination, DSAQ and PubCo intend to file with the SEC a registration statement on Form F-4 (the “Registration Statement/Proxy Statement”), which will include a preliminary proxy statement/prospectus of DSAQ and a preliminary prospectus of PubCo relating to the shares to be issued in connection with the proposed proxy statement/final prospectus or any other document that PubCo or DSAQ has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This report does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, DSAQ’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY DSAQ OR PUBCO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement/Proxy Statement is declared effective, the definitive proxy statement will be mailed to stockholders of DSAQ as of a record date to be established for voting on the proposed business combination. Additionally, DSAQ and PubCo will file other relevant materials with the SEC in connection with the Business Combination. Copies of the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. DSAQ’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Direct Selling Acquisition Corp., 5800 Democracy Drive, Plano, TX 75024.

Participants in the Solicitation of Proxies

This report may be deemed solicitation material in respect of the proposed business combination. DSAQ, Hunch Mobility, IndiaCo, PubCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from DSAQ’s stockholders in connection with the proposed business combination. Security holders and investors may obtain more detailed information regarding the names and interests in the proposed business combination of DSAQ’s directors and officers in DSAQ’s filings with the SEC, including DSAQ’s initial public offering prospectus, which was filed with the SEC on September 27, 2021, DSAQ’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DSAQ’s stockholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

No Offer or Solicitation

This report is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement (as amended), entered into by and among DSAQ, PubCo, IndiaCo, Hunch Mobility and Merger Sub. A copy of the Business Combination Agreement was filed by DSAQ as an exhibit to the Current Report on Form 8-K on January 17, 2024, and contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 (the “Securities Act”).

Cautionary Note Regarding Forward Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this report are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. The forward-looking statements in this report are only predictions and are based largely on the Company’s current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this report and are subject to a number of known and unknown risks, uncertainties and assumptions, including without limitation, market conditions and the impact of these changes on the trading and price of the Company’s securities; changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the stockholders of Hunch Mobility or DSAQ is not obtained; the ability to acquire and maintain the listing of PubCo’s securities on a stock exchange; the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; the risk that the proposed business combination disrupts current plans and operations DSAQ, Hunch Mobility, IndiaCo or PubCo as a result of the announcement and consummation of the proposed business combination and related transactions; the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; the failure to realize the anticipated benefits of the proposed business combination and related transactions, which may be affected by, among other things, the ability of PubCo to grow and manage growth profitably, grow its customer base and retain its management and key employees; risks relating to the uncertainty of the costs related to the proposed business combination; risks related to the rollout of Hunch Mobility, IndiaCo and PubCo’s business strategy and the timing of expected business milestones, including, but not limited to, the use of electrical vertical aircraft; Hunch Mobility’s limited operating history and history of net losses; the evolution and growth of the markets in which PubCo operates; changes in applicable laws or regulations; the ability of PubCo to adhere to legal and regulatory requirements and to receive any needed regulatory approvals or licenses; cybersecurity risks, data loss and other breaches of PubCo’s network security and the disclosure of personal information; the effects of competition on Hunch Mobility, IndiaCo and PubCo’s business; risks related to domestic and international political and macroeconomic uncertainty, including the continued economic growth of the Indian sub-continent, the impacts of climate change, the Russia-Ukraine conflict, consumer preferences, supply chain issues and inflation; risks related to PubCo’s third party aircraft operators; PubCo’s reliance on technology leased from Blade Air Mobility, Inc.; the limited geographic scope of PubCo’s operations to the Indian sub-continent; the outcome of any legal proceedings that may be instituted against Hunch Mobility, IndiaCo, DSAQ, PubCo or any of their respective directors or officers, following the announcement of the proposed business combination; the amount of redemption requests made by DSAQ’s public stockholders; the ability of DSAQ to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; risks related to Hunch Mobility, IndiaCo and PubCo’s industry; and other risks described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, investors should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in the Company’s forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, the Company does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 1, 2024

DIRECT SELLING ACQUISITION CORP.

By:	/s/ Dave Wentz
Name:	Dave Wentz
Title:	Chairman and Chief Executive Officer

Exhibit 2.1

AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This Amendment, dated as of September 28, 2024 (this “Amendment”) to that certain Business Combination Agreement, dated as of January 17, 2024 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), by and among Direct Selling Acquisition Corp., a Delaware corporation (“DSAQ”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo (“IndiaCo”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India, and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of PubCo, as amended by that certain Amendment to Business Combination Agreement, dated as of June 28, 2024, by and among DSAQ, IndiaCo and PubCo. DSAQ, IndiaCo and PubCo are collectively referred to herein as the “Parties” and each individually as a “Party”. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Business Combination Agreement.

RECITALS

WHEREAS, the Parties desire to amend the Business Combination Agreement; and

WHEREAS, Section 10.10 of the Business Combination Agreement provides that the Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by DSAQ, on the one hand, and PubCo and IndiaCo, on the other hand.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements set forth in this Amendment and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and agreed, and intending to be legally bound hereby, each of the parties agree as follows:

AGREEMENT

1. Amendments.

a. Section 9.01(d). Section 9.01(d) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

(d) by either DSAQ or PubCo, if the Transactions shall not have been consummated on or prior to December 27, 2024 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.01(d) shall not be available to (i) DSAQ if DSAQ’s breach of any of its covenants or obligations under this Agreement shall have been the primary cause of the failure to consummate the Transactions on or before the Termination Date or (ii) PubCo if the breach by any member of the Blade Group of any of their respective covenants or obligations under this Agreement shall have been the primary cause of the failure to consummate the Transactions on or before the Termination Date;

2. Effect of Amendment. This Amendment shall be effective as of the date first written above. For the avoidance of any doubt, all references: (a) in the Business Combination Agreement to “this Agreement” and (b) to the Business Combination Agreement in any other agreements, exhibits and schedules will, in each case, be deemed to be references to the Business Combination Agreement as amended by this Amendment. Except as amended hereby, the Business Combination Agreement will continue in full force and effect and shall be otherwise unaffected hereby. This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.

3. Incorporation by Reference. Sections 1.02 (Construction); 10.03 (Assignment); 10.06 (Governing Law); 10.07 (Captions; Counterparts); 10.09 (Entire Agreement); 10.10 (Amendments); 10.11 (Severability); 10.12 (Jurisdiction); 10.13 (Waiver of Jury Trial) and 10.14 (Enforcement) of the Business Combination Agreement are incorporated herein and shall apply to this Amendment mutatis mutandis.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the Parties hereto have hereunto caused this Amendment to be duly executed as of the date hereof.

DIRECT SELLING ACQUISITION CORP.

By:	/s/ Dave Wentz
Name: Dave Wentz
Title: Chief Executive Officer

AEROFLOW URBAN AIR MOBILITY PRIVATE LIMITED

By:	/s/ Vikram Singh
Name: Vikram Singh
Title: Director

HUNCH TECHNOLOGIES LIMITED

By:	/s/ Amit Dutta
Name: Amit Dutta
Title: Director

[Signature Page to Amendment to Business Combination Agreement]